UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 GSI Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36229U102
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                                 (CUSIP Number)

                               Ellen Porges, Esq.
                         Goldman Sachs Asset Management
                               One New York Plaza
                               New York, NY 10004
                                  212-902-1000

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 22, 2009
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D        Page 2 of 11 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Goldman  Sachs Asset Management
              (Goldman Sachs Asset Management, L.P., together with GS Investment Strategies, LLC, "Goldman Sachs Asset Management")

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,534,369
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          1,534,369
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,534,369
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              3.2% (see Item 4)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              IA
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D        Page 3 of 11 Pages
----------------------------                        ----------------------------
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     1        NAME OF REPORTING PERSON

              Liberty Harbor I GP, LLC

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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,534,369
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          1,534,369
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,534,369
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              3.2% (see Item 4)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              OO
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D        Page 4 of 11 Pages
----------------------------                        ----------------------------
------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Liberty Harbor Master Fund I, L.P.

------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  1,534,369
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

                          1,534,369
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,534,369
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              3.2% (see Item 4)
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              PN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D        Page 5 of 11 Pages
----------------------------                        ----------------------------

ITEM 1.       SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, no par value (the "Common Stock"), of GSI Group Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada (the "Issuer"). The principal executive offices of the Issuer are located at: 125 Middlesex Turnpike, Bedford, Massachusetts 01730.

ITEM 2.       IDENTITY AND BACKGROUND

     This statement on Schedule 13D is being filed by Goldman Sachs Asset Management ("GSAM", which is comprised of Goldman Sachs Asset Management, L.P., a Delaware limited partnership ("GSAM LP") and GS Investment Strategies, LLC, a Delaware limited liability company ("GSIS")), Liberty Harbor I GP, LLC ("LH I GP") and Liberty Harbor Master Fund I, L.P. ("Liberty Harbor"). Each of GSAM, LH I GP and Liberty Harbor are referred to herein as a "Reporting Person" and collectively, GSAM, LH I GP and Liberty Harbor are referred to herein as the "Reporting Persons".

     Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Act.

     GSAM LP, a Delaware limited partnership, and GSIS, a Delaware limited liability company, are each investment advisors registered under the Investment Advisers Act of 1940, as amended. GSAM LP serves as the investment manager to Liberty Harbor, a Cayman Islands exempted limited partnership. LH I GP, a Delaware limited liability company, serves as the general partner of Liberty Harbor. LH I GP is wholly owned by GSAM LP. Liberty Harbor was formed for the purpose of achieving risk-adjusted returns by utilizing various trading strategies. The principal business address of each Reporting Person is 32 Old Slip, New York, New York 10005.

     The name, business address, present principal occupation or employment and citizenship of each executive officer of GSAM are set forth in Schedule I-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of each executive officer of LH I GP are set forth in Schedule I-B hereto and are incorporated herein by reference.

     During the last five years, none of the Reporting Persons, nor, to the knowledge of each of the Reporting Persons, any of the persons listed on
Schedule I-A or Schedule I-B hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Persons have entered into a Joint Filing Agreement, dated July 2, 2009, with respect to the joint filing of this statement, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D        Page 6 of 11 Pages
----------------------------                        ----------------------------
ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The shares of Common Stock reported herein were acquired through a cashless exercise of the Warrants (as defined in Item 4 below) issued to Liberty Harbor (the "Original LH Warrants"). The Original LH Warrants were issued to Liberty Harbor in connection with its purchase of the Notes (as defined in Item 4 below) pursuant to the Securities Purchase Agreement (as defined in Item 4 below) (the Notes so purchased, the "Original LH Notes"). The Original LH Notes and Original LH Warrants were acquired with Liberty Harbor's investment funds in accounts under management. A total of $55,000,000 was paid to acquire the Original LH Notes and the Original LH Warrants.

     None of the individuals listed on Schedule I-A or Schedule I-B hereto has contributed any funds or other consideration towards the acquisition of the shares of Common Stock reported herein except insofar as they may have partnership or member interests in any of the Reporting Persons and have made capital contributions to any of the Reporting Persons, as the case may be.

ITEM 4.       PURPOSE OF TRANSACTION

     The shares of Common Stock reported herein are held directly by Liberty Harbor. The shares of Common Stock reported herein were acquired upon an automatic cashless exercise of the Original LH Warrants for investment purposes, in the ordinary course of the Reporting Person's business, because the Reporting Persons believed they represented an attractive investment opportunity. The Reporting Persons may be deemed to beneficially own 1,534,369 shares of Common Stock, representing approximately 3.2% of the shares of Common Stock outstanding based on 47,591,899 shares of Common Stock outstanding as set forth in the Rule 424(b)(3) Prospectus filed by the Issuer on October 23, 2008.

     On July 9, 2008, pursuant to a Securities Purchase Agreement (the "Securities Purchase Agreement"), by and among the Issuer, GSI Group Corporation (the "Subsidiary"), Liberty Harbor and certain other parties thereto (together, the "Lenders"), Liberty Harbor purchased (x) 11% Senior Notes (the "Notes") of the Subsidiary issued pursuant to that certain Indenture, dated as of August 20, 2008 (the "Indenture"), between the Subsidiary, the Issuer and Eagle Acquisition Corporation, as guarantors, and The Bank of New York Mellon Trust Company, N.A., as trustee (in such capacity, the "Trustee") and (y) Warrants to Purchase Common Stock (the "Warrants") pursuant to the Warrant Agreement, dated August 20, 2008, by and among GSI Group Inc. and the Lenders (the "Warrant Agreement").

     Concurrently with the closing of the transactions contemplated by the Securities Purchase Agreement, the Issuer and the Lenders entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to provide certain registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrants under the Securities Act of 1933, as amended (the "1933 Act") and the rules and regulations promulgated thereunder, and applicable state securities laws.

     The Securities Purchase Agreement, the Registration Right Agreement, the Indenture and the Warrant, copies of which are referenced, respectively, as Exhibits 2, 3, 4 and 5 hereto (which incorporates by reference Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on July 11, 2008, and Exhibits 10.3, 10.1 and 10.2 of the Current Report on Form 8-K filed by the Issuer on August 21, 2008) are each incorporated herein by reference.

     The Original LH Warrants were automatically exercised into 1,534,369 shares of Common Stock pursuant to the terms of the Warrant Agreement on a cashless basis at the time the registration statement filed by the Issuer pursuant to the Registration Rights Agreement was declared effective by the Securities and Exchange Commission (the "SEC").

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D        Page 7 of 11 Pages
----------------------------                        ----------------------------

     On December 3, 2008, Liberty Harbor delivered a notice of default pursuant to Section 6.01(4) of the Indenture to the Subsidiary (the "Default Notice"), which set forth a default by the Subsidiary pursuant to Section 4.02(a) of the Indenture, as a result of the Issuer's failure to (i) timely file its Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2008 (the "September 2008 10-Q") with the SEC within the time periods specified in the SEC's rules and regulations, (ii) furnish a copy of the same to the Trustee for delivery to the Holders (as defined in the Indenture) of the Notes and (iii) post the same on the Issuer's website or otherwise make the same available to the prospective purchasers of the Notes. The Issuer has not filed the September 2008 10-Q to date. Subject to the Forbearance Agreement described below, beginning 60 days after the Default Notice was delivered to the Subsidiary, Liberty Harbor has had the ability, as a holder of $70,000,000 in principal amount of Notes, to exercise its right to accelerate the indebtedness outstanding under the Indenture.

     On February 6, 2009, the Subsidiary and Liberty Harbor entered into a Forbearance Agreement pursuant to which Liberty Harbor agreed to forebear from taking any action or exercising any remedies under the Indenture related to the above mentioned Event of Default (the "Forbearance Agreement"). The Forbearance Agreement terminated on February 27, 2009.

     The Subsidiary and Liberty Harbor have come to preliminary, non-binding terms to be used to restructure the debt outstanding under the Indenture (the "Restructuring"). The proposed terms of the Restructuring were determined as of June 22, 2009 to include the reduction of the amount of debt outstanding under the Indenture to $95,000,000, the granting of a first priority lien with respect to the remaining debt outstanding under the Indenture, the issuance to the holders of Notes (collectively, the "Noteholders") of a substantial equity interest in the Issuer in exchange for the reduction in debt (which interest, in the aggregate, would represent up to 80% of the Issuer's equity on a pro forma basis), the transition to a board of directors that would be reflective of such equity ownership, the deletion of certain restrictive covenants in the Indenture and the implementation of a new management stock and option incentive plan. The complete preliminary terms of the Restructuring are set forth in a non-binding term sheet (the "Term Sheet"), a copy of which is referenced as Exhibit 6 hereto (which incorporates by reference Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on June 30, 2009) which is incorporated herein by reference.

     Upon information and belief, certain of the other Noteholders have agreed with the Subsidiary to the proposed terms of the Restructuring set forth in the Term Sheet.

     The Reporting Persons, through Liberty Harbor, may act in concert with the other Noteholders solely in their capacity as creditors of the Issuer in connection with the Restructuring. By virtue of such actions, the Noteholders may be deemed to form a group within the meaning of Rule 13d-5 of the Act, however the Reporting Persons expressly disaffirm the existence of a group with regard to the Common Stock. The Reporting Persons do not have any plans or proposals to exercise any remedy available to the Reporting Persons by virtue of the Reporting Persons' beneficial ownership of equity securities of the Issuer.

     Although the Reporting Persons do not have any specific plan or proposal to acquire or dispose of shares of Common Stock other than as set forth above, the Reporting Persons at any time and from time to time may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of Liberty Harbor's securities of the Issuer, (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of Liberty Harbor's positions in the securities of the Issuer, depending upon the factors

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D        Page 8 of 11 Pages
----------------------------                        ----------------------------

described below and/or other investment considerations or (iv) exercise Liberty Harbor's rights, if any, as a holder of the Notes in connection with a bankruptcy, restructuring or other case or proceeding of the Issuer.

     In addition, the Reporting Persons intend to review Liberty Harbor's investment in the Issuer on a continuing basis and may seek to influence or change the Issuer's operations or business development plans, business strategy, management or directors, competitive position, capital structure or capital management policy, including, without limitation, through potential discussions with management, directors, other shareholders and the other Noteholders, existing or potential strategic partners or competitors of the Issuer, industry analysts, investment and financing professionals and/or other third parties. Such matters and discussions may materially affect, and result in, the Reporting Persons modifying Liberty Harbor's investment in the Issuer, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Issuer's operations, governance, capitalization or strategic plans, or in proposing or engaging in one or more other actions set forth under subsections (a) through
(j) of Item 4 of Schedule 13D. Factors that may influence the Reporting Persons' actions include, but are not limited to, their view regarding the Issuer's operations, business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, price levels of the Common Stock and other securities, availability of funds, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, conditions in the securities and debt market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.

     Except as described herein, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. To the knowledge of each Reporting Person, each of the persons listed on Schedule I-A or Schedule I-B hereto may make similar evaluations from time to time or on an ongoing basis.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

     (a) GSAM and LH I GP may be deemed to beneficially own indirectly, and Liberty Harbor may be deemed to benefically own directly, 1,534,369 shares of Common Stock, representing approximately 3.2% of the shares of Common Stock outstanding based on 47,591,899 shares of Common Stock outstanding as set forth in the Rule 424(b)(3) Prospectus filed by the Issuer on October 23, 2008. None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I-A or Schedule I-B hereto may be deemed to beneficially own any shares of Common Stock other than as set forth herein.

     In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by the Reporting Persons. Each of GSAM LP and GSIS is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). This filing does not reflect securities, if any, beneficially owned by GS Group or any other subsidiaries of GS Group whose ownership is disaggregated from that of the Reporting Persons in accordance with the Release, and, in reliance on the Release, this filing does not include information regarding GS Group and its directors and executive officers as contemplated by Instruction C to Schedule 13D. GSAM LP and GSIS, each an investment adviser, disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which GSAM LP or GSIS or their employees have voting or investment discretion, or both, and (ii) securities managed, if any, on GSAM LP's or GSIS's behalf, by third parties.

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D        Page 9 of 11 Pages
----------------------------                        ----------------------------

     The Reporting Persons hereby expressly disclaim (i) the existence of, and any membership in, any group for purposes of Section 13(d) of the Act with any other Noteholder and (ii) any beneficial ownership of securities held by any person or entity (including any other Noteholder) other than the shares of Common Stock beneficially owned by the Reporting Persons.

     (b) Each Reporting Person shares the power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

     (c) No transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I-A or Schedule I-B hereto, from May 3, 2009 through July 2, 2009.

     (d) Except for clients of GSAM who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Liberty Harbor, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As described in Item 4 above, in connection with the issuance of the Original LH Note and the Original LH Warrants, on July 9, 2008, the Issuer, the Subsidiary and the Lenders entered into the Securities Purchase Agreement and upon the consummation of the transactions contemplated by the Securities Purchase Agreement, on August 20, 2009, the Issuer and the Lenders entered into the Registration Right Agreement, copies of which are referenced as Exhibits 2 and 3 hereto, respectively (which incorporates by reference Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on July 11, 2008 and Exhibit 10.3 of the Current Report on Form 8-K filed by the Issuer on August 21, 2008) and the Subsidiary issued to Liberty Harbor the Original LH Note pursuant to the Indenture and the Issuer issued to Liberty Harbor the Original LH Warrants pursuant to the Warrant Agreement, copies of which are referenced as Exhibits 4 and 5 hereto, respectively (which incorporates by reference Exhibits 10.1 and 10.2 of the Current Report on Form 8-K filed by the Issuer on August 21, 2008).

     As described in Item 4 above, on December 3, 2008, Liberty Harbor delivered the Default Notice to the Issuer.

     As described in Item 4 above, on February 6, 2009, Liberty Harbor entered into a Forbearance Agreement with the Subsidiary.

     As described in Item 4 above, the Subsidiary and Liberty Harbor have come to preliminary, non-binding terms to effect the Restructuring, which, on June 22, 2009, were determined to include the terms set forth in the Term Sheet, a copy of which is referenced as Exhibit 6 hereto (which incorporates by reference
Exhibit  99.1 of the Current  Report on Form 8-K filed by the Issuer on June 30,
2009).

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CUSIP No.  36229U102            SCHEDULE 13D        Page 10 of 11 Pages
----------------------------                        ----------------------------

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

     The Reporting Persons may, from time to time, in the ordinary course of business, be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give the Reporting Persons direct or indirect voting, investment or dispositive power over, securities of the Issuer and which may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the securities of the Issuer, the relative value of securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Issuer may be included, or a combination of any of the foregoing. Accordingly, the Reporting Persons disclaim any beneficial ownership in the securities that may be referenced in such contracts.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

1. Joint Filing Agreement, dated July 2, 2009, by and among Goldman Sachs Asset Management, L.P., GS Investment Strategies, LLC, Liberty Harbor I GP, LLC and Liberty Harbor Master Fund I, L.P.

2. Securities Purchase Agreement, dated July 8, 2009, by and among the Issuer, the Subsidiary, Liberty Harbor and certain other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GSI Group Inc. on July 11, 2008).

3. Registration Rights Agreement, dated August 20, 2008, by and among GSI Group Inc. and the Lenders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by GSI Group Inc. on August 21, 2008).

4. Indenture (including the Forms of Notes), dated August 20, 2008, by and among GSI Group Corporation, as Issuer, GSI Group Inc., as a Guarantor, Eagle Acquisition Corporation, as a Guarantor, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GSI Group Inc. on August 21, 2008).

5. Warrant Agreement, dated August 20, 2008, by and among GSI Group Inc. and the Lenders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by GSI Group Inc. on August 21, 2008).

6. Term Sheet (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on June 30, 2009).

7. Power of Attorney, dated June 30 ,2009, relating to Goldman Sachs Asset Management, L.P.

8.    Power  of  Attorney,  dated  June  30,2009,   relating  to  GS  Investment
Strategies, LLC

9.    Power of Attorney,  dated June 30,2009,  relating to Liberty  Harbor I GP,
LLC

10. Power of Attorney, dated June 30,2009, relating to Liberty Harbor Master Fund I, L.P.

----------------------------                        ----------------------------
CUSIP No.  36229U102            SCHEDULE 13D        Page 11 of 11 Pages
----------------------------                        ----------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: July 2, 2009

            GOLDMAN SACHS ASSET MANAGEMENT, L.P

            By: /s/ Yvette Kosic
                ---------------------
                Name:  Yvette Kosic
                Title:  Attorney-in-fact


            GS INVESTMENT STRATEGIES, LLC

            By: /s/ Yvette Kosic
                ---------------------
                Name:  Yvette Kosic
                Title:  Attorney-in-fact

            LIBERTY HARBOR I GP, LLC

            By: /s/ Yvette Kosic
                ---------------------
                Name:  Yvette Kosic
                Title:  Attorney-in-fact


            LIBERTY HARBOR MASTER FUND I, L.P.
            By:  LIBERTY HARBOR I GP, LLC, its general partner

            By: /s/ Yvette Kosic
                ---------------------
                Name:  Yvette Kosic
                Title:  Attorney-in-fact

                                  Schedule I-A


The name, position and present principal occupation of each executive officer of GSAM are set forth below.

The business address for all the executive officers listed below is c/o Goldman Sachs Asset Management, L.P., 32 Old Slip, New York, New York 10005.

All executive officers listed below are United States citizens.

-----------------  ---------------------------------------  -----------------------------------
Name               Position                                 Present Principal Occupation
Marc A. Spilker    Co-Head, Investment                      Managing Director of Goldman,
                   Management Division of                   Sachs & Co.
                   The Goldman Sachs Group,
                   Inc. (Co-Chief Executive
                   Officer)
-----------------  ---------------------------------------  -----------------------------------
Timothy J.         Co-Head, Investment                      Managing Director of Goldman,
O'Neill            Management Division of                   Sachs & Co.
                   The Goldman Sachs Group,
                   Inc. (Co-Chief Executive
                   Officer)
-----------------  ---------------------------------------  -----------------------------------
Eric Lane          Co-Chief Operating Officer, Investment   Managing Director of
                   Management Division of                   Goldman, Sachs & Co.
                   The Goldman Sachs Group,
                   Inc.
-----------------  ---------------------------------------  -----------------------------------
Steve McGuiness    Co-Chief Operating Officer, Investment   Managing Director of Goldman,
                   Management Division of                   Sachs & Co.
                   The Goldman Sachs Group, Inc.

-----------------  ---------------------------------------  -----------------------------------
Gavin O'Connor     Chief Financial Officer, Investment      Managing Director of Goldman,
                   Management Division of                   Sachs & Co.
                   The Goldman Sachs Group,
                   Inc. (Chief Legal Officer)

-----------------  ---------------------------------------  -----------------------------------
Ellen Porges       General Counsel, Investment              Managing Director of Goldman,
                   Management Division of                   Sachs & Co.
                   The Goldman Sachs Group,
                   Inc. (Chief Legal Officer)

-----------------  ---------------------------------------  -----------------------------------
Michael J.         Chief Compliance Officer,                Managing Director of Goldman,
Richman            Investment Management Division           Sachs & Co.
                   of The Goldman Sachs Group, Inc.

                                  Schedule I-B


The name, position and present principal occupation of each executive officer of Liberty Harbor I GP, LLC are set forth below.

The business address for all the executive officers listed below is c/o Liberty Harbor I GP, LLC, 32 Old Slip, New York, New York 10005.

All executive officers listed below are United States citizens.


-----------------  ---------------- --------------------------------------------
Name               Position         Present Principal Occupation
Gregg Felton       President        Managing Director of Goldman, Sachs & Co.

-----------------  ---------------- --------------------------------------------
Brendan McGovern   Vice President   Managing Director of Goldman, Sachs & Co.

-----------------  ---------------- --------------------------------------------
Salvatore Lentini  Vice President   Managing Director of Goldman, Sachs & Co.

-----------------  ---------------- --------------------------------------------
David Frechette    Vice President   Managing Director of Goldman, Sachs & Co.

-----------------  ---------------- --------------------------------------------
Ben I. Adler       Secretary        Managing Director of Goldman, Sachs & Co.

-----------------  ---------------- --------------------------------------------
Gavin O'Connor     Treasurer        Managing Director of Goldman, Sachs & Co.

                                    EXHIBIT 1
                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on
Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, without par value, of GSI GROUP INC. and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13D.


     Dated: July 2, 2009

            GOLDMAN SACHS ASSET MANAGEMENT, L.P.


            By: /s/ Yvette Kosic
                ---------------------
                Name:  Yvette Kosic
                Title:  Attorney-in-fact


            GS INVESTMENT STRATEGIES, LLC


            By: /s/ Yvette Kosic
                ---------------------
                Name:  Yvette Kosic
                Title:  Attorney-in-fact


            LIBERTY HARBOR I GP, LLC


            By: /s/ Yvette Kosic
                ---------------------
                Name:  Yvette Kosic
                Title:  Attorney-in-fact


            LIBERTY HARBOR MASTER FUND I, L.P.
            By:  LIBERTY HARBOR I GP, LLC, its general partner


            By: /s/ Yvette Kosic
                ---------------------
                Name:  Yvette Kosic
                Title:  Attorney-in-fact

                                    EXHIBIT 7
                                POWER OF ATTORNEY



KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN SACHS ASSET MANAGEMENT, L.P. (the "Company") does hereby make, constitute and appoint each of Bruce A.
Albert,  Anthony  DeRose,  Andrea Louro DeMar,  Yvette  Kosic,  Rachel  Parrish,
Justine Hansen and Kevin P. Treanor, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of June 30, 2009.

            GOLDMAN SACHS ASSET MANAGEMENT, L.P.

            By: /s/ Jonathan M. Lamm
                ---------------------
                Name: Jonathan M. Lamm
                Title: Authorized Signatory

                                   EXHIBIT 8
                                POWER OF ATTORNEY
                              -----------------


KNOW ALL PERSONS BY THESE PRESENTS that GS INVESTMENT STRATEGIES, LLC (the "Company") does hereby make, constitute and appoint each of Bruce A. Albert, Anthony DeRose, Andrea Louro DeMar, Yvette Kosic, Rachel Parrish, Justine Hansen and Kevin P. Treanor, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.


THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.


IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of June 30, 2009.

            GS INVESTMENT STRATEGIES, LLC

            By: /s/ Jonathan M. Lamm
                ---------------------
                Name: Jonathan M. Lamm
                Title: Vice President

                                    EXHIBIT 9
                                POWER OF ATTORNEY
                                -----------------

KNOW ALL PERSONS BY THESE PRESENTS that LIBERTY HARBOR I GP, LLC (the "Company") does hereby make, constitute and appoint each of Bruce A. Albert, Anthony DeRose, Andrea Louro DeMar, Yvette Kosic, Rachel Parrish, Justine Hansen and Kevin P. Treanor, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of June 30, 2009.

            LIBERTY HARBOR I GP, LLC

            By: /s/ Jonathan M. Lamm
                ---------------------
                Name: Jonathan M. Lamm
                Title: Assistant Treasurer

                                   EXHIBIT 10
                                POWER OF ATTORNEY
                                -----------------

KNOW ALL PERSONS BY THESE PRESENTS that LIBERTY HARBOR MASTER FUND I, L.P. (the "Company") does hereby make, constitute and appoint each of Bruce A. Albert, Anthony DeRose, Andrea Louro DeMar, Yvette Kosic, Rachel Parrish, Justine Hansen and Kevin P. Treanor, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of June 30, 2009.

            LIBERTY HARBOR MASTER FUND I, L.P.

            By: /s/ Jonathan M. Lamm
                ---------------------
                Name: Jonathan M. Lamm
                Title: Assistant Treasurer